

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2022

Mark D. Roberson
Chief Executive Officer
Strong Global Entertainment, Inc.
5960 Fairview Road, Suite 275
Charlotte, NC 28210

> **Re: Strong Global Entertainment, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 27, 2022**
> **File No. 333-264165**

Dear Mark D. Roberson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2022 letter.

Notes to Combined Financial Statements

7. Film and Television Programming Rights, page F-36

1. We acknowledge your response to comment 1. If true, please revise your disclosures to clarify that no consideration was paid in exchange for the Company's 49% equity interest in Safehaven 2022. Additionally, revise to clarify, if true, that the receivable due from Safehaven to Strong Global is contractually stipulated as reimbursement for the contribution of the film and television rights and costs incurred by the Company.

2. According to your disclosure there are various agreements related to the Safehaven project's acquisition and contribution to Safehaven 2022, the creation of Safehaven 2022, Inc. to manage the production and financing of the Safehaven television series, the receivable to Strong Studios for the value of the rights given to Safehaven, the distribution

agreement with Screen Media Ventures, LLC given to Safehaven, etc. Please tell us how you determined the extent to which certain of the various governing agreements should be filed as exhibits to the registration statement.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Janeane R. Ferrari, Esq.